BY EDGAR

March 5, 2009

Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

RE:	Biomet, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2008, filed August 28, 2008

Dear Mr. James,

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to comments received from the Staff of the Commission’s Division of Corporation Finance by letter dated February 20, 2009. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended May 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 56

1. Your disclosures relating to the amounts expended to ensure the continuity of your relationships with the independent third-party distributors appears to be inconsistent and may be confusing to an investor. On page 58, you disclose that you recorded $24 million of expenses in the period from July 12, 2007 through May 31, 2008 related to distributor fee expense associated with renegotiation of distributor agreements. On page 19, you disclose that, in an effort to ensure the continuity of your relationships with the independent third-party distributors you incurred $31 million for the period from July 12, 2007 through May 31, 2008. On page 31 you state that in an effort to ensure the continuity of your relationships with the independent third-party distributors you incurred $82 million of compensation related pay-outs for the period from July 12, 2007 to May 31, 2008.

•	Please reconcile these disclosures for us in your response and provide clear reconciling disclosure for investors in future filings.

•	Describe to us in more detail the nature of these expenses, the significant terms of the agreements related to these expenses, and discuss how you accounted for these expenses.

Response: The above referenced numbers should in fact all be $24 million as stated within Management’s Discussion and Analysis (“MD&A”) on page 58 of the Form 10-K. The other two references to the same information for the same period were amounts paid to distributors, but were disclosed with the wrong periods, neither of which was disclosed within the MD&A, the audited financial statements or the notes thereto. We will update these two disclosures noted above in our Form 10-K for the fiscal year ended May 31, 2009.

As disclosed on page 31 of the Form 10-K, during the period from January 2007 through July 2007, a competitor of Biomet attempted to create an unfair market advantage to misappropriate the Company’s confidential information, to interfere with the Company’s contractual relations with distributors and to attempt to buy the assets (customer list, instruments used during the procedure, etc.) of most of our U.S. distributors. Biomet has paid an aggregate amount of approximately $82M (to date) to these distributors to keep the distributors and contractual agreements in place and extend their terms, and thereby limit business interruption, retain our end customers and better serve patients. We treated these payments as an expense and these expenses were classified as SG&A expenses within our statement of operations. Our distributor agreements remained in place and we did not receive any material benefit in addition to what we already believe we were legally entitled, except for an extension of the distributor agreements’ contract period.

Critical Accounting Policies and Estimates, page 68

2. In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in the future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•

Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	If multiple approaches are used, explain how you weight each of the methods used and the basis for that weighting.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, discuss how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: We will consider each of the above disclosures, as applicable, in our future filings beginning with our Form 10-Q for the quarterly period ended February 28, 2009.

Consolidated Financial Statements, page 74

Note 1, Merger, page 81

3. We note your disclosure that the fair value of the IPRD was determined based on the excess earnings method of projected revenues. Please describe this valuation method to us and highlight any differences from the excess earnings method used by other companies. Tell us why it would be more appropriate to use “projected revenues” and not “earnings” when valuing your IPRD.

Response: Our use of the excess earnings method comprised of the following four steps: 1) estimate future cash flows attributable to an asset for the projection period; 2) subtract capital charges for the use of other business assets; 3) discount the resulting cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money; and 4) combine this present value of the discrete projection period cash flows with the tax benefit of amortization of the asset to indicate the fair value of the asset.

We started with projected revenues and then applied applicable expenses to determine our estimate of future cash flows. We then continued with steps 2) – 4) above to result in our ultimate present value of discounted cash flows. We respectfully advise the Staff that our use of the term “projected revenues” was not intended to be used in place of “earnings” when valuing our IPRD, but rather was intended to clarify our use of the term “excess earnings method” by highlighting the metric that we start with in the calculation.

We believe the valuation method described above is consistent with the excess earnings method used by other companies. In our Form 10-K for the period ended May 31, 2009, we will clarify our use of this method and the assumptions related thereto, and will no longer refer to this method in our future filings as the “excess earnings method of projected revenues.”

4. Further, you disclose that the fair value was allocated to all business units which involved your four product segments. Please tell us and disclose in the future filings how you determined the allocation of the fair value to your business units. Discuss how you used this method to determine the fair value for each IPR&D project.

Response: The subjected assets in the acquisition were valued and allocated as appropriate to our ten reporting units in compliance with paragraph 30 of SFAS 142, “Goodwill and Other Intangible Assets”. These 10 reporting units, defined as business units in our historical filings, aggregate to our 4 product segments, which also are disclosed within our historical filings. Each reporting unit constitutes a business for which discrete financial information is available and management regularly reviews the operating results of those reporting units we have identified. The allocation of fair value to our business units followed the same process described in our response to question number 3 above. In response to the Staff’s comment, we will in future filings disclose how we allocated the fair value to our business units.

5. In future filings please disclose all of the significant assumptions underlying your valuations for each significant project. For example, disclose the rate of return used for tangible assets and discount rate applied to value the IPR&D.

Response: We will disclose in future filings all of the significant assumptions surrounding the IPR&D charges that we incur on future business combinations, pursuant to SFAS 141 or SFAS 141R upon adoption on June 1, 2009.

Note 2. Summary of Significant Accounting Policies and Nature of Operations, page 84

Revenue Recognition, page 88

6. You disclose that at certain locations you record a contractual allowance that is offset against revenue for each sale to a non-contracted payer so that revenue is recorded at the estimated determinable price at the time of the sale. Please tell us and disclose in the future filings the relevant terms of your agreement with the non-contracted payers that requires you to establish this allowance. Disclose how you determine the amount of the allowance.

Response: Approximately 6% of our sales are received directly from insurance entities (inclusive of Medicare, Medicaid, Workmen’s Compensation, etc.). In some cases these insurance companies and non-contracted payers do not have a contracted rate for the products sold, but may have pricing for certain products or procedures on their web site. We typically send an invoice to the insurance provider at Biomet’s list price and establish a contractual allowance to estimate what the non-contracted payer will settle the claim for based upon their own internal pricing structure for the product. We have a history of collection rates we track by product line and payer category that can be reasonably estimated. Based on this history, we believe recording the contractual allowance at the point of sale properly records revenue at the estimated determinable price. We will clarify in future filings the methodology for our determination of the contractual allowance consistent with the foregoing description.

Note 12. Guarantor and Non-guarantor Financial Statements, page 107.

7. We note your disclosure relating to the joint, several and unconditional guarantee of the senior cash pay and PIK toggle notes by the company’s existing wholly-owned domestic subsidiaries. Please tell us and disclose in future filings whether the guarantee is full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X and required by Rule 3-10(i)(8)(ii) of Regulation S-X.

Response: Each of our wholly-owned domestic subsidiaries fully and unconditionally guarantees the 10% Senior Notes due 2017, the 10 3/8%/11 1/8% Senior Toggle Notes due 2017 and the 11 5/8% Senior Subordinated Notes due 2017. We will disclose in future filings the above information as required by Rule 3-10(h)(2) and Rule 3-10(i)(8)(ii) of Regulation S-X.

8. Please tell us whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please refer to Rule 3-10(i)(9) of Regulation S-X.

Response: There are no restrictive covenants within our credit agreements or indentures which provide restrictions on the parent company or any wholly-owned domestic subsidiaries to obtain funds from its subsidiaries by either dividend or loan. We should note, however, that we have operations in China and the Chinese government has strict regulations regarding the removal of cash from businesses with operations in China. Notwithstanding these regulations, management does not believe the build of cash in China has been or will in the near future be material enough to affect our operations if we are unable to repatriate cash from China to the United States and therefore warrant no disclosure.

Financial Statements Schedule, page 119

9. We note that you present Schedule II for the fiscal year ended May 31, 2008 even though your audited financial statements reflect financial statements for the periods from June 1, 2007 to July 11, 2007 (predecessor) and July 12, 2007 to May 31, 2008 (successor). In future filings, please revise the schedule so that the information is consistent with Rule 5-04(a)(2) of Regulation S-X which requires that you file Schedule II for each period for which an audited income statement is required to be filed.

Response: We will ensure future filings include the period June 1, 2007 to July 11, 2007 (predecessor) and July 12, 2007 to May 31, 2008 (successor) to comply with Rule 5-04(a)(2) of Regulation S-X beginning with our Form 10-K for the fiscal year ended May 31, 2009.

Forms 10-Q for the Quarterly Periods Ended August 31, 2008 and November 30, 2008

Item 4T.	Controls and Procedures

10. Please amend the filings to include a clear and definite statement disclosing the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-Q. Please refer to Item 307 of Regulation S-K.

Response: We agree with the Staff’s interpretation of the guidance and will include a clear and definite statement in all future filings, including our Form 10-Q for the period ended February 28, 2009 expected to be filed on or about April 14, 2009 within Item 4(T). In addition, given the proximity of the filing of our next Form 10-Q, we respectfully propose to provide disclosure in the Form 10-Q for the quarterly period ended February 28, 2009 of our conclusion on disclosure controls and procedures as of the periods covered within our previously filed Forms 10-Q for the quarterly periods ended August 31, 2008 and November 30, 2008. Such disclosure would read as follows:

(a) Evaluation of Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Rule 13a- 15(e) of the Securities Exchange Act of 1934, as amended (the “Act” )) that are designed to provide reasonable assurance that information required to be disclosed by the Company, including the Company’s consolidated entities, in the reports that the Company files or submits under the Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the President and Chief Executive Officer (the “Principal Executive Officer” ) and the Chief Financial Officer (the “Principal Financial Officer” ), as appropriate, to allow timely decisions regarding required disclosure. Prior to the filing of this report, the Company completed an evaluation under the supervision and with the participation of senior management, including the Company’s Principal Executive Officer and its Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of February 28, 2009, November 30, 2008 and August 31, 2008. Based on this evaluation, Biomet’s Principal Executive Officer and its Principal Financial Officer concluded that, as a result of the material weakness in Biomet’s internal control over financial reporting discussed below, Biomet’s disclosure controls and procedures were not effective as of February 28, 2009, November 30, 2008 or August 31, 2008.

In light of these conclusions, the Company has applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this report and (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

Management, along with Biomet’s Board of Directors, has implemented remedial measures to address the material weakness discussed below. Biomet’s management has concluded that the consolidated financial statements referred above present fairly, in all material respects, Biomet’s financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

In addition to our response to your comments, please note the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact either me at 574-372-3994 or Dan Florin, Senior Vice President and Chief Financial Officer at 574-372-1687.

Sincerely,

/s/ Kevin Sierks

Kevin Sierks

Vice President, Corporate Controller